

Mail Stop 3030

September 24, 2015

Narbeh Derhacobian
President and Chief Executive Officer
Adesto Technologies Corporation
1250 Borregas Avenue
Sunnyvale, CA 94089

> **Re: Adesto Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed September 14, 2015**
> **File No. 333-206940**

Dear Mr. Derhacobian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue and Gross Margin, page 51

1. We note your discussion on page 51 about the impact from the release of reserves on your gross margin. Since a write-down to inventory results in a new cost basis it is not clear what you mean by a release of inventory reserves. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Refer to FASB ASC 330-10-35-14 and SAB Topic 5BB. If the impact to cost of sales and gross margin relates to the sale of inventory that had previously been written-off please revise to clarify your discussion.

Financial Statements

Note 2. Inventories, page F-1

2.   We note your response to our prior comment 4. Please explain to us the nature of the inventory reserves, the reason for the reduction in reserves each quarter and how this is consistent with your accounting policy discussed in Note 1 on page F-11 of establishing a new cost basis. We note the significant reduction to reserves in your roll forward for the three months ended December 31, 2014.

Note 3. Fair Value Instruments, page F-17

3.   Please revise to update the inputs utilized for your level fair value measurements on page F-17 at June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark A. Leahy, Esq.